INVEST IN **PALADIN POWER, INC.**

Paladin Power is the next generation energy storage system (ESS)


PALADIN
POWER INC

paladinpower.com Carlsbad, CA

Technology B2B Hardware B2C Sustainability

Highlights

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

$1M+ Revenue
Earned over the last 12 months

1. Paladin Power successfully launched product in 2023 with nearly $1M in revenue

2. Generated over $2M in sales in 2024, marking over 500% year-over-year growth.

3. Paladin's off-grid solution provides self-sufficiency and savings in an era of grid instability.

4. Secured a manufacturing agreement with NYSE-listed Jabil, one of the top two global manufacturers.

5. Power plant closures, soaring utility costs, and state incentives are boosting demand in California.

6. Paladin's IP portfolio includes patents protecting its cutting-edge technology

7. Paladin's products provide 2X the inverter power of Tesla Powerwall with superior energy efficiency

Powerwall with superior energy efficiency.

Our Team



Ted Thomas   CEO and President

13 years of manufacturing and energy storage system solutions and inventor and patent holder of energy storage system and stackable battery designs.



Andrew Lachman   Vice President of Sales

Andrew has 30 years of experience in automotive sales and management roles across various dealerships and brands. He also is a US Army 1st Special Forces Group Airborne veteran, having proudly served from 1990-1995.



Robert Van Heyningen   Manufacturing

8 years as VP of Business Development with Flextronics and 7 years with Qualcomm as senior director.



Allan ONeil   Install & Support

16+ years experience installing and supporting solar power and battery storage systems.



Bruce Miller   Senior Software Engineer

Senior Software Engineer with over 25 years of experience working in embedded systems and real-time designs.

Never Experience a Power Outage Again: Proprietary next-generation energy storage solution that offers home owners energy independence and reduced utility costs.



PALADIN
— POWER INC —

Our Mission

Join Paladin Power in our mission to allow every homeowner be self sufficient to power their own home without relying on the grid or need for a utility. Paladin Power is leading the transformation on how homes will be powered with our proprietary, reliable, easy to install and powerful energy storage system. With our system, homeowners and small businesses can achieve:

1) Energy Independence

2) Lower Electricity Costs

3) Self-sufficiency from the power grid

4) Power reliability in an era of weather and natural disasters

Why Invest

- Paladin Power's is the **next generation of home backup and battery storage** that can power your entire home at a lower cost compared to the competition

- Paladin Power Energy Storage System (ESS) was launched in Q4 of 2022 with **sales of $2.4M** to date, including **+400% growth** since last year

- Demand is being driven by lack of energy security and unreliable grid because of weather related power outages and/or shortfalls in grid capacity

- Paladin's solutions enable homeowners to **operate complete off the grid** with true power self-sufficiency

- In California, **product demand is being driven by green energy regulatory changes,** closing of coal power plants, EV sales all resulting in rising utility costs

- Many homeowners install solar panels without a battery storage system and are **now looking for battery backup systems** because of higher utility costs, weather caused power outages or unreliability of the grid

- The global battery energy storage market size is slated to **expand at ~28% CAGR** between 2023 and 2035. The market is poised to garner a revenue of USD $212.8 billion by the end of 2035

- Paladin has already raised over **$7,500,000 from over 2500 investors**

- Executed a **Manufacturing Service Agreement with Jabil, Inc.,** a Fortune 500 contract manufacturer, enabling Paladin to shift production to the U.S., helping us mitigate supply chain challenges and qualify for tax incentives under the Inflation Reduction Act.

- Founder and CEO Ted Thomas has **16+ years of energy storage experience** and is a pioneer in energy storage solutions

Source(s): *https://finance.yahoo.com/news/battery-energy-storage-market-revenue-103000400.html*

What is Paladin Power Energy Storage System (ESS)?

Paladin Power is the next generation of energy storage system (ESS) that captures solar energy, stores the energy and uses that energy to power your entire home or recharge your electric vehicle (EV). Paladin Power is unlike any other technology on the market.

- Scalable for small or large homes, delivered in a beautiful cabinet about the size of a refrigerator

- Easy to install, easy to operate, and can be easily upgraded

- Can run completely off-grid when properly sized

- Batteries are scalable from 24 to 96 kWh with 21 KW Inverter Power

- Powered by Paladin's proprietary patents that capture solar energy, store it, and use that energy in a way that's never been done before

- Provide 4X the inverter power of Tesla Powerwall with superior energy efficiency

- Agnostic to solar panel or battery brand, allowing the system to be future proof

- 20 year warranty on the entire system



Special Perks & Product Discount

Investors can receive up to a 30% discount on the purchase of a Paladin Power System:

| Volume-Based Perks | Discount | SB24 - Price with discount | SB48 - Price with discount |

$2,500	10%	$20,700	$38,700
$5,000	15%	$19,550	$36,550
$10,000	20%	$18,400	$34,400
$25,000	30%	$16,100	$30,100

Existing Paladin Investors and Customers can also receive an additional discount on the purchase of Paladin Power System if they invest:

Loyalty Perks	Discount*
Existing Investor	5%
Existing Customer	10%

To be eligible for the Existing Investor perk, you must have invested in Paladin Power prior to this current round on WeFunder.

The above discounts are additive with the main Investor perks.

Customer Testimonials

Ted Thomas, CEO of Paladin Power and Investor, Customer, and VP of Sales, Andrew Lachman discuss Paladin Power energy storage system and investing in Paladin Power.





Market Opportunity

Paladin Power is uniquely positioned to be a leader in the $12.2 billion energy storage market and capture significant market billion energy storage market and capture significant market share over the competitors thanks to our proprietary and patented energy storage system (ESS). Our system keeps the entire home or business running at peak efficiency and eliminates utility bills, and is offered at a lower cost compared to competitors inferior, wall mounted systems.

- The global residential energy storage market is valued at USD $12.2 billion in 2023 and is predicted to jump to USD $90B by 2033-end, expanding at high-value CAGR of 22% over the decade.

- The global battery energy storage market size is slated to expand at ~28% CAGR between 2023 and 2035. The market is poised to garner a revenue of USD $212.8 billion by the end of 2035

- Residential solar installations continue to grow throughout the United States, doubling in size from 2021 to 2028.

- In MarketWatch March 2023 online survey of 1,000 homeowners who had installed solar, 66% of respondents said they had paired an energy storage system with their solar panels. Although less than 10% of residential solar installs have a battery storage system in California. This was due to California NEM 1.0 and NEM 2.0 regulations.

- More and more people are looking for energy independence as they have been severely impacted by weather related power outages, increasing utility costs, brown outs and have ongoing concerns about grid reliability.

- Paladin Power competitive advantages:

- Lowest cost system on the market when compared to competitors cost per kilowatt (KW) to power an entire home.

- One of the easiest system to install in the industry

- System takes up 80% less space compared to our competitors. See our install video below!

- Proprietary design, scalable architecture and IoT software platform

Sources:

https://www.factmr.com/report/residential-energy-storage-market

https://finance.yahoo.com/news/battery-energy-storage-market-revenue-103000400.html - December 2023

https://www.seia.org/research-resources/solar-market-insight-report-q2-2023

https://www.marketwatch.com/guides/solar/solar-energy-statistics/

The United States has more power outages than any other industrialized nation... and it's getting worse!

In just the first two months of 2024, 2 major storms resulted in 1.2 million residential and commercial properties without electricity. On top of this, North America may face some of the biggest electricity shortages with more than 300 million people in the US and Canada face the growing possibility of electricity shortages beginning as early as 2024 and continuing to 2028 according to New Scientist. New Scientist went on to say "US and Canada may struggle to ensure a reliable electricity supply amid soaring energy demand from the tech industry and electrification of buildings and vehicles."

Major Power Outages Affecting 50,000 Or More People By State:


Weather-Related
MAJOR POWER OUTAGES SINCE 2000
10
30
60
100
Texas
180
Number of outages affecting more than 50k customers from 2000-2021.
Source: U.S. Department of Energy Form OE-417
CLIMATE CENTRAL

Electricity Supply & Grid Reliability

The North American Electric Reliability Corporation (NERC) Report in December of 2023 outlines the elevated and high risk areas throughout North America where the supply of electricity is at high risk or elevated risk. There are shortfalls in electricity generation during normal peak conditions in some markets in the United States,

Paladin Power expects ongoing issues with the electricity supply and grid reliability as more coal plants are shut down, increase in electric vehicle adoption accelerates and electricity costs continue to increase, especially in markets such as California.


WECC
BC
WECC
AB
MRO
SaskPower
MRO
Manitoba Hydro
NPCC
Ontario
NPCC
Quebec
NPCC
Maritimes
WECC
MISO



Figure 1: Risk Area Summary 2024–2028[8]

- Sources:

- <u>**NERC Report**</u> - December 2023

- <u>**Surging Weather Related Power Outages - Climate Central**</u> - September 2022

- <u>**Massive Winter Storm Batters US - Reuters**</u> - January 2024

- <u>**Customers Affected By Power Outage in Bay Area - KRON4 -**</u> February 2024

- <u>**Much of North America May Face Electricity Shortages Starting in 2024 - New Scientist**</u> - December 2023

Timeline & Forecast

In less than 2 years of operation, Paladin has made strong inroads in the energy store solution, which strong plans for the coming years:

2022

- Company is founded by CEO Ted Thomas, a 16+ year industry veteran

- Ted begins developing Paladin's proprietary inverter technology

- Paladin receives its first orders

- Raises $5mm from over 2000 investors

2023

- Product manufacturing begins, taking less than 1 year to complete first run despite global supply chain issues

- In Q4 2023, Paladin Power started delivering product, ultimately recognizing nearly **$1 million in revenue**

- Raised an additional $2.3mm from over 250 investors

- Signed **Manufacturing Service Agreement (MSA) with JABIL.** JABIL is one of the world's largest contract manufacturers and can scale production to match Paladin's growing demand

- Launched software technology:

- IoT device that allows for remote updates to the system

- IoT device that allows for remote updates to the system

- Utility grade monitoring and fleet management

- Real time customer support data with 300+ data points

- Customer mobile app on Apple and Android

- Reprogrammed system and inverters to meet NEM 3.0 requirements in California

- Overcame global supply chain issues and finalized bill of material (BOM) and resource allocation

- California NEM 3.0 regulation changes in April of 2023, driving new demand for Paladin's system

- Secured **20 year warranty** with Lloyds of London (subject to bankability report)

- Expanded upon our key patents for StackBattTM and proprietary inverter technology. StackBattTM technology allows battery cells to be connected without wires and organized into packs providing a smaller system footprint, faster manufacturing and easier deployment of systems.

2024

- Recognized **$2.4 million in sales** through September 2024, more than 400% growth from the prior year and over **$5 million since we launched**

- Grew our sales force to 7 people, including the **hire of our Vice President of Sales**, Andrew Lachman

- Announced the issuance of our **second patent** for our Energy Storage System (ESS) technology. This patent covers our unique hybrid technology, bringing our intellectual property (IP) valuation to over $200 million, as valued by Cardinal Intellectual Property.

- Paladin is working on reducing manufacturing risks and global supply chain issues through our partnership with JABIL, one of the world's largest contract manufactures. The plan is to manufacture in the United States, allowing Paladin Power to qualify for Federal credits from the Inflation Reduction Act.

- Direct to consumer demand is being driving by California Net Energy Metering utility regulation changes. NEM 3.0 no longer provides discount on utility for solar install, the result is customers must purchase a battery system like Paladin to get an ROI on their solar system.

- Paladin recently brought in its own installation arm to control product installs, quality, timing and support.

- Expand our direct to consumer marketing and social media program. $200k marketing budget resulted in over $2M in sales leads and over $1.2M in sales in California alone.

- Continue to work with California's Self Generation Incentive Program or SGIP. Over $200,000 in Paladin Power sales were tied to the program last year.

2025

In 2025, we plan to ramp up our sales and marketing efforts, with the goal of continued growth in revenue, units sold, and residential storage deployed. We believe that the tailwinds are behind us, including the following:

- The introduction of NEM 3.0 in April 2024, fueling continued demand for our products in our home state of California
- The continued unreliability of the power grid across the country, especially in the face of weather and natural disasters
- The increased cost of power and the expansion of solar panels and electric vehicles

Finally, In response to customer feedback and market demand, **we are developing a larger, more powerful, and more efficient inverter,** set to launch in 2025. This new product will increase power output to 10 kilowatts (KW) per module and include built-in high-speed DC-DC charging capacity for electric vehicles (EVs).

Paladin Power Energy Storage System Details

Paladin Power's proprietary technology, form factor and incredible inverter capability gives it a major competitive advantage.


INTRODUCING
PALADIN POWER ENERGY STORAGE SYSTEM
For homeowners who are not satisfied with depending on a failing energy, the Paladin Power ESS is a new category solution that allows them to power nearly every circuit in a home without compromising their daily lifestyle. Unlike existing solutions that either require complex installations or have low output or both, Paladin Power ESS a one-enclosure solution.
Delivered in an all-in-one enclosure
Pre-wired for fast and easy installation
When properly sized, the Paladin Power ESS, is able to do this through its groundbreaking stackable battery bussing system and totally disruptive scalable inverters that require no wiring for adding additional capacity;
All components are fully contained inside a single enclosure.
The standard default configuration is rated for indoor and comes DC Coupled for maximum efficiency, AC coupling is optional.
Assuming the solar panels and inverter capacity is sized correctly, The Paladin Power ESS is ideal for homeowners interested in off-grid applications.
100% of the technology is owned by Paladin Power
1 patent issued, 1 patent pending
In 2020, only 5% of solar installations included a storage solution. The projection is that by 2030, 50% of solar installations will incorporate storage solutions. Consequently, the solar battery storage market is expected to expand significantly, reaching an estimated value of $368 billion by 2030.

*Paladin Power is battery agnostic and works with many battery partners.

Competitor Products Lack Innovation And Power

Most competitor products can only power a portion of your home. Older technologies are based on past regulations and powering smaller homes often found in Asia or Europe. Paladin Power can power your entire home in a smaller footprint compared to most competitors.


UNRESOLVED PROBLEMS
COMPETITOR PRODUCTS CAN ONLY POWER A PORTION OF YOUR HOME
If you want the backup batteries to power "lite & limited" loads like lighting, refrigerator, internet, and a garage door opener, then only one Tesla Powerwall is needed. Two Powerwalls would be needed to power medium size HVAC systems and other large appliances. Three Tesla Powerwalls would be needed to power heavier loads at a home like a large HVAC system, washer/dryer and a large water pump.
Compare Paladin Power To The Competition
Paladin battery is scalable from 24 to 96 kWh, with 21 KW Inverter Power. The competition has power limits and requires 4-5 systems just to equal one of the Paladin ESS. Ask yourself, what is the better value?
VS.

Paladin Power Is Easy To Install


INTRODUCING
PALADIN POWER ESS SIMPLE INSTALLATION
INSTALLERS LOVE PALADIN: IT'S SIZED TO HANDLE LARGE HOMES, EASY TO INSTALL AND HAS A 20 YEAR WARRANTY
The system is build with solar installers in mind. Reducing installation from days to 45 minutes. Providing an easy upsell option that creates huge value for the customer. While not taking up more space than a refrigerator. Unlike a refrigerator, Paladin Power ESS comes with a 20 year warranty.
The Paladin Power ESS is mobile enough to be moved and installed by one contractor in 45 minutess. Unlike competing products, Paladin does not require excessive conduit, wire and junction boxes all over the wall, as it is a pre-wired system. The only conduit required is from the top of our box to and from solar and to and from sub-panel.

Install Video


01:35

Paladin Power IoT Device & Mobile App

In this example, the mobile app shows 17.8 kW of solar energy is

In this example, the mobile app shows 17.8 kW of solar energy is captured from solar energy and converted in real-time to power the house, the electric vehicle and charge the batteries, all at the same time. Paladin is unlike most competitive energy storage systems in that our inverter technology can convert solar power in real time to power your house and more.



Manufacturing & Supply Chain

To prove out our technology, Paladin Power hired JABIL, an New York Stock Exchange-listed contract manufacturer to analyze and test the Paladin Power system for reliability, manufacturing scale and future design changes. Through this process, Paladin Power signed a manufacturing service agreement (MSA) with JABIL, allowing us to have a scalable manufacturing and supply chain partner that will help us meet our revenue goals



As a part of our relationship, JABIL produced a report on the reliability of Paladin's Power Inverter Technology. JABIL reported that the mean time of failure for Paladin's technology is 664,599 or 75 years, significantly higher than our competition.

California Market

California is the one of the world's largest solar market in the world, but due to California's Net Energy Metering or NEM regulatory changes, the solar industry started to topple in California. This resulted in a large drop in solar panel installs only and a 50% drop in valuation of solar companies. To have an ROI on your solar system, California customers must purchase a battery storage system. The NEM 3.0 changes have left a huge hole in the market for an energy storage system that could offset the majority of power in the home or office - which happens to be Paladin Power's key product feature!

California Net Energy Metering (NEM) Regulations

Through 2023, most solar installs didn't include a battery system because regulations incentivized customers through net energy metering (NEM) providing a discount on their electricity bill. All competitor products built technology for NEM regulations with low power solutions and didn't create a system to offset 100% of the homeowners power. In April 2023, California stopped offering NEM electricity discounts due to the increasing sales and power consumption of electric vehicles. This positions Paladin Power as one of the only systems that can fully offset power and save customers money on their power bill.

California Regulation Changes to NEM 3.0 in April of 2023 are driving demand for Paladin Power's Energy Storage System.

Learn more about NEM 3.0 from Paladin Power's CEO, Ted Thomas



Risk Disclosures

Investing in private or early-stage offerings (such as Reg A, Reg S, Reg-D, or Reg CF) involves a high degree of risk. Securities sold through these offerings are not publicly traded and, therefore, are illiquid. Additionally, investors will receive restricted stock that is subject to holding period requirements.

Companies seeking capital through these offerings tend to be in earlier stages of development and have not yet been fully tested in the public marketplace. Investing in private or early-stage offerings requires a tolerance for high risk, low liquidity, and a long-term commitment. Investors must be able to afford to lose their entire investment.

Such investment products are not FDIC insured, may lose value, and have no bank guarantee.

See subscription agreement, offer documents, risk disclosures and WeFunder disclosures for full risk disclosures.